1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

March 14, 2014	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

Re:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Large Cap Value Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. O’Neal-Johnson on February 24, 2014 in connection with the review of Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A, filed electronically on January 9, 2014 (the “Amendment”).  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

Prospectus

Comment 1:   On page 2, please fill in the fee table.

Trust Response:  The fee table to be included in the final prospectus is as follows:

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases	None
Redemption Fee (as a percentage of amount redeemed (sold) within sixty (60) days of the initial purchase of shares in the Fund)	1.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses 1	1.85%
Total Annual Fund Operating Expenses	2.50%
Fee Waiver and/or Expense Reimbursement 1,2	-1.70%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement 1,2	0.80%

Comment 2:   The footnote to the fee table on page 2 indicates that the ability for BPV Capital Management, LLC (the “Adviser”) to recapture waived and assumed expenses under the Fund’s expense limitation agreement with the Adviser (the “ELA”) is “subject to approval by the Fund’s Board”. However, the ELA attached as an exhibit to the Amendment does not require Board approval for the recapture of such expenses. Please indicate to the staff whether further Board approval is required for the Adviser to recapture these expenses.

Trust Response:  While Board approval is not required under the specific terms of the ELA, consistent with the disclosure the Adviser will obtain Board approval before recapturing these expenses.

Comment 3:   In the description of the Fund’s investment strategy on pages 3 and 5, the Amendment indicates that the securities in which the Fund invests will be those with market caps in the range of the Russell 1000 Value Index, which  is “between $[  ] million and $[  ] billion as of December 31, 2013”. However, the staff expects large cap funds to primarily invest in securities with market caps of at least $1 billion. Please revise this disclosure accordingly.

Trust Response:  The Fund has revised the description of the range of the Russell 1000 Value Index on pages 3 and 5, which now indicates that the market cap range of the constituent securities of the Index is “between approximately $1.8 billion and $422 billion as of May 31, 2013”.

Comment 4:   Please confirm for the staff that investments in foreign securities are not part of the principal investment strategies of the Fund.

Trust Response:  Investments in foreign securities are not part of the principal investment strategies of the Fund.

Comment 5:   On page 3 of the prospectus, revise the disclosure under the heading “Performance” so that only the first sentence is included.

Trust Response:  The Trust has made this change.

Comment 6:   Pursuant to Rule 35d-1 under the Investment Company Act of 1940, and provided that the Fund will not have a fundamental investment policy indicating that it will invest at least 80% of its assets in securities of large cap companies (the “Investment Policy”), please disclose on page 5 of the prospectus that shareholders will be provided with 60 days’ notice of a change in the Investment Policy.

Trust Response:  Disclosure on page 5 of the prospectus has been revised as follows (with new language underlined):

Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of large companies. For purposes of the Fund, a large company is a company with a market capitalization in the range of companies in the Russell 1000 Value Index (between approximately $1.8 billion and $422 billion as of May 31, 2013) at the time of purchase. The market capitalization range and the composition of the Russell 1000 Value Index are subject to change. The Fund will provide 60 days’ advance notice to shareholders before implementing a change in the 80% investment policy described above.

Comment 7:   Confirm to the staff that the responses to the comments above, which comments have been made with respect to the Fund’s institutional shares prospectus, will also be applicable to the similar disclosure in the Fund’s advisor shares prospectus.

Trust Response:  Responses herein with respect to Comments 1-6 are applicable to both of the Fund’s prospectuses.

SAI

Comment 8:    With respect to Fundamental Restriction #8 on page 9 of the SAI regarding the Fund’s concentration policy, please provide disclosure indicating that to the extent the Fund invests in any other investment companies the investment concentration of which is reasonably ascertainable, such information will be considered with respect to the Fund’s concentration limits.

Trust Response:  Pages 9 and 10 of the SAI as filed in the Amendment contain descriptions related to the Fund’s policies and restrictions that “may assist shareholders in understanding these policies and restrictions”. The fourth such description reads as follows:

If the Fund invests in other investment companies that concentrate their investments in a particular industry, the Fund will consider such investment to be issued by a member of the industry in which the other investment company invests.

The Trust has moved this disclosure to the end of Fundamental Restriction #8, which now reads as follows:

With respect to 75% of its total assets, the Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities.  This limitation does not apply to obligations of the United States Government, its agencies, or instrumentalities.  Additionally, the Fund will limit the aggregate value of holdings of a single industry or group of industries to a maximum of 25% of the Fund’s total assets. For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) and investments in other registered investment companies are not considered to be issued by members of any industry; provided, however, that if the Fund invests in investment companies that concentrate their investments in a particular industry in a manner reasonably ascertainable by the Fund, the Fund will consider such investment to be issued by a member of the industry in which the other investment company invests.

*  *  *  *  *

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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